Exhibit 99.2
CP SHIPS LIMITED
REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102)
This report describes the matter voted upon and the outcome of the vote at the Special Meeting of Shareholders of CP Ships Limited (the “Corporation”) held on Wednesday, December 14, 2005. The matter set out below is described in greater detail in the Notice of Special Meeting of Shareholders and Management Proxy Circular dated November 9, 2005 (the “Circular”) mailed to Shareholders prior to the Special Meeting.
The following matter was put to a vote by ballot:

	Matter	Outcome of Vote
1.	Special Resolution approving the amalgamation of the Corporation and Ship Acquisition Inc.	86,665,935 votes were cast for the Special Resolution and 162,779 votes were cast against the Special Resolution. (In addition, no votes were withheld from voting and 6,310 votes were spoiled.) Accordingly, the Special Resolution was approved by at least 66 2/3% of the votes cast at the Meeting by Shareholders (as defined in the Circular)

and by a majority of the votes cast by Minority Shareholders (as defined in the Circular) for the purposes of OSC Rule 61-501 and Policy Q-27 (each as defined in the Circular).
Proxies were submitted for 86,834,382 common shares or 92% of the 94,384,979 outstanding common shares of the Corporation. The voting instructions were as follows:

Motions	For	Against	Withheld	Spoiled
Approval of Special Resolution:	86,665,935	162,779	0	6,310
Gatwick, England, 14th December 2005

CP SHIPS LIMITED
By:	“John M. Baker”
John M. Baker
Senior Vice President, General Counsel and Secretary